

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
EARNINGS OF $17.6 MILLION FOR THIRD QUARTER 2014,
UP 38 PERCENT FROM A YEAR AGO

- Earnings are 29 cents per diluted share, up 7 percent from second quarter and 38 percent from a year ago
- Loans up $159 million, or 14 percent annualized
- Net interest margin increases 11 basis points from second quarter
- Core transaction deposits up $90 million, or 10 percent annualized

BLAIRSVILLE, GA – October 23, 2014 – United Community Banks, Inc. (NASDAQ: UCBI) ("United") today reported net income of $17.6 million, or 29 cents per diluted share, for the third quarter of 2014. Earnings per share were up 7 percent from the second quarter, reflecting strong loan growth, a widening net interest margin, and growth in fee revenue. For the first nine months of 2014, United reported net income of $49.4 million, or 81 cents per diluted share.

"By all measures, we had an exceptional third quarter," said Jimmy Tallent, president and chief executive officer. "Strong loan growth and an expanding net interest margin increased net interest revenue by $2 million over the second quarter. Our return on assets rose to 95 basis points, seven basis points higher than the second quarter, and close to our goal of 1 percent. Also, our return on equity was 9.4 percent, up 200 basis points from a year ago.

"Third quarter net loan growth of $159 million was driven by strong production across all of our markets," stated Tallent. "Our strongest area, specialized lending, increased $132 million. This category includes health care, corporate, SBA, asset-based and commercial real estate lending. We also saw solid growth in our Coastal Georgia and Tennessee markets."

Third quarter taxable equivalent net interest revenue totaled $57.0 million, up $2.0 million from the second quarter and up $2.7 million from the third quarter of 2013. The taxable equivalent net interest margin was 3.32 percent, up 11 basis points from the second quarter and six basis points from a year ago.

"Preserving our net interest margin and growing net interest revenue, while minimizing exposure to changes in interest rates, have been top priorities for growing earnings per share," said Tallent. "Our third quarter results confirm that we are on the right path. We remain sharply focused on growing loans and core deposits to increase net interest revenue, while expanding products to grow fee revenue. Second quarter balance sheet management activities, which included restructuring the securities portfolio, interest rate hedges and wholesale borrowings, contributed to the widening net interest margin and growth in net interest revenue. We expect our margin to stabilize at the current level into the fourth quarter and 2015. We are seeing the results of these efforts positively impact our earnings growth."

The third quarter provision for credit losses was $2.0 million, down $200,000 from the second quarter and down $1.0 million from the third quarter of 2013. Third quarter net charge-offs were $3.16 million, compared with $4.18 million in the second quarter and $4.47 million a year ago. Nonperforming assets at quarter-end were $21.9 million, down 8 percent from the second quarter and 28 percent from a year ago. Nonperforming assets at quarter-end represented .29 percent of total assets, compared to .32 percent last quarter and .42 percent a year ago.

Third quarter fee revenue totaled $14.4 million, up $269,000 from the second quarter and $187,000 from the third quarter of 2013. Most of the increase from both prior periods resulted from our growing SBA lending business and related gains on the sales of SBA loans. In the third quarter of 2014, we generated gains on these sales of $945,000 compared with $744,000 in the second quarter. There were no gains from the sale of SBA loans in the third quarter of 2013.

Service charges and fees dipped slightly from both the second quarter and a year ago, mostly due to lower debit card interchange fees. Overdraft fees were also down from the third quarter of 2013. Mortgage fees were up $301,000 from the second quarter, but down $376,000 from a year ago, the decrease reflecting slower mortgage refinancing activity. Closed mortgage loans totaled $84.2 million in the third quarter compared with $68.5 million in the second quarter and $76.6 million in the third quarter of 2013.

Operating expenses were $41.4 million in the third quarter compared to $40.5 million in the second quarter and $40.1 million a year ago. The increase from both prior periods is mostly due to higher staff and incentive costs. Third quarter compensation expense reflects the full cost of additional personnel added through the acquisition of Business Carolina, Inc., which occurred late in the second quarter, as well as staff added for our new vertical SBA business. Occupancy expense was up from the second quarter and a year ago due to higher utilities and maintenance charges, including lease costs for new locations.

Offsetting these increases was a reduction in the deposit insurance assessment rate due to improvement in our credit measures. Additionally, advertising costs were down $245,000 due to one-time branding costs in the second quarter, and other expenses decreased $537,000 primarily due to $486,000 in branch closure and loss share asset costs that were written off last quarter.

"Our operating efficiency ratio improved to 57.96 percent in the third quarter, compared to 58.65 percent in the second quarter," Tallent said. "We continue to focus on growing revenue while controlling costs."

On September 30, 2014, capital ratios were as follows: Tier 1 Risk-Based of 12.1 percent; Total Risk-Based of 13.3 percent; Tier 1 Common Risk-Based of 11.0 percent; and Tier 1 Leverage of 8.7 percent.

"We are beginning to see meaningful improvement in our financial results, reflecting the successes of our strategic growth initiatives," Tallent said. "Our focus on expanding the net interest margin and growing loans, deposits and fee revenue is driving earnings growth. In the third quarter, we saw a return of strong loan growth and meaningful margin expansion despite the ongoing challenging economic environment. Strategic investments in people and new businesses are driving our growth. We will continue investing in our future by hiring top talent to grow our business. As our third quarter results demonstrate, we are on the right track."

Conference Call

United will hold a conference call today, Thursday, October 23, 2014, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 16941301. The conference call also will be webcast and can be accessed by selecting "Calendar of Events" within the Investor Relations section of United's website at www.ucbi.com.

About United Community Banks, Inc.

United Community Banks, Inc. (UCBI) is a bank holding company based in Blairsville, Georgia, with $7.5 billion in assets. The company's banking subsidiary, United Community Bank, is one of the Southeast's largest full-service banks, operating 103 offices in Georgia, North Carolina, South Carolina and Tennessee. The bank specializes in personalized community banking services for individuals, small businesses and corporations. A full range of consumer and commercial banking services includes mortgage, advisory, treasury management and other products. National survey organizations consistently recognize United Community Bank for outstanding customer service. Additional information about the company and the bank's full range of products and services can be found at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United's filings with the Securities and

Exchange Commission including its 2013 Annual Report on Form 10-K under the sections entitled "Forward-Looking Statements" and "Risk Factors." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

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UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2014 Third Quarter		2014 Second Quarter		2014 First Quarter		2013 Fourth Quarter		2013 Third Quarter		Third Quarter 2014-2013 Change		For the Nine Months Ended September 30, 2014		2013		YTD 2014-2013 Change	
INCOME SUMMARY																		
Interest revenue	$	63,338	$	61,783	$	60,495	$	61,695	$	61,426			$	185,616	$	185,628		
Interest expense		6,371		6,833		6,326		5,816		7,169				19,530		21,866		
Net interest revenue		56,967		54,950		54,169		55,879		54,257	5	%		166,086		163,762	1	%
Provision for credit losses		2,000		2,200		2,500		3,000		3,000				6,700		62,500		
Fee revenue		14,412		14,143		12,176		13,519		14,225	1			40,731		43,079	(5)	
Total revenue		69,379		66,893		63,845		66,398		65,482				200,117		144,341		
Operating expenses		41,364		40,532		39,050		41,614		40,097	3			120,946		132,690	(9)	
Income before income taxes		28,015		26,361		24,795		24,784		25,385	10			79,171		11,651		
Income tax expense (benefit)		10,399		10,004		9,395		8,873		9,885				29,798		(245,578)		
Net income		17,616		16,357		15,400		15,911		15,500	14			49,373		257,229		
Preferred dividends and discount accretion		-		-		439		2,912		3,059				439		9,166		
Net income available to common shareholders	$	17,616	$	16,357	$	14,961	$	12,999	$	12,441	42		$	48,934	$	248,063		
PERFORMANCE MEASURES																		
Per common share:																		
Diluted income	$	.29	$	.27	$	.25	$	.22	$	.21	38		$	.81	$	4.24		
Book value		12.15		11.94		11.66		11.30		10.99	11			12.15		10.99	11	
Tangible book value [(2)]		12.10		11.91		11.63		11.26		10.95	11			12.10		10.95	11	
Key performance ratios:																		
Return on common equity [(1)(3)]		9.41 %		8.99 %		8.64 %		7.52 %		7.38 %				9.02 %		64.29 %		
Return on assets [(3)]		.95		.88		.85		.86		.86				.89		4.93		
Net interest margin [(3)]		3.32		3.21		3.21		3.26		3.26				3.25		3.32		
Efficiency ratio		57.96		58.65		59.05		60.02		58.55				58.54		64.19		
Equity to assets		9.85		9.61		9.52		11.62		11.80				9.66		9.91		
Tangible equity to assets [(2)]		9.83		9.58		9.50		11.59		11.76				9.64		9.85		
Tangible common equity to assets [(2)]		9.83		9.58		9.22		8.99		9.02				9.55		7.04		
Tangible common equity to risk-weighted assets [(2)]		14.10		13.92		13.63		13.18		13.34				14.10		13.34		
ASSET QUALITY *																		
Non-performing loans	$	18,745	$	20,724	$	25,250	$	26,819	$	26,088			$	18,745	$	26,088		
Foreclosed properties		3,146		2,969		5,594		4,221		4,467				3,146		4,467		
Total non-performing assets (NPAs)		21,891		23,693		30,844		31,040		30,555				21,891		30,555		
Allowance for loan losses		71,928		73,248		75,223		76,762		80,372				71,928		80,372		
Net charge-offs		3,155		4,175		4,039		4,445		4,473				11,369		89,265		
Allowance for loan losses to loans		1.57 %		1.66 %		1.73 %		1.77 %		1.88 %				1.57 %		1.88 %		
Net charge-offs to average loans [(3)]		.28		.38		.38		.41		.42				.35		2.84		
NPAs to loans and foreclosed properties		.48		.54		.71		.72		.72				.48		.72		
NPAs to total assets		.29		.32		.42		.42		.42				.29		.42		
AVERAGE BALANCES ($ in millions)																		
Loans	$	4,446	$	4,376	$	4,356	$	4,315	$	4,250	5		$	4,393	$	4,234	4	
Investment securities		2,231		2,326		2,320		2,280		2,178	2			2,292		2,160	6	
Earning assets		6,820		6,861		6,827		6,823		6,615	3			6,836		6,590	4	
Total assets		7,374		7,418		7,384		7,370		7,170	3			7,392		6,974	6	
Deposits		6,143		6,187		6,197		6,190		5,987	3			6,176		5,972	3	
Shareholders' equity		726		713		703		856		846	(14)			714		691	3	
Common shares - basic (thousands)		60,776		60,712		60,059		59,923		59,100				60,511		58,443		
Common shares - diluted (thousands)		60,779		60,714		60,061		59,925		59,202				60,513		58,444		
AT PERIOD END ($ in millions)																		
Loans *	$	4,569	$	4,410	$	4,356	$	4,329	$	4,267	7		$	4,569	$	4,267	7	
Investment securities		2,222		2,190		2,302		2,312		2,169	2			2,222		2,169	2	
Total assets		7,526		7,352		7,398		7,425		7,243	4			7,526		7,243	4	
Deposits		6,241		6,164		6,248		6,202		6,113	2			6,241		6,113	2	
Shareholders' equity		736		722		704		796		852	(14)			736		852	(14)	
Common shares outstanding (thousands)		60,248		60,139		60,092		59,432		59,412				60,248		59,412		

[(1)] Net income available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [(2)] Excludes effect of acquisition related intangibles and associated amortization. [(3)] Annualized.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2014 Third Quarter	2014 Second Quarter	2014 First Quarter	2013 Fourth Quarter	2013 Third Quarter	For the Nine Months Ended September 30, 2014	For the Nine Months Ended September 30, 2013
Interest revenue reconciliation							
Interest revenue - taxable equivalent	$ 63,338	$ 61,783	$ 60,495	$ 61,695	$ 61,426	$ 185,616	$ 185,628
Taxable equivalent adjustment	(405)	(377)	(357)	(380)	(370)	(1,139)	(1,103)
Interest revenue (GAAP)	$ 62,933	$ 61,406	$ 60,138	$ 61,315	$ 61,056	$ 184,477	$ 184,525
Net interest revenue reconciliation							
Net interest revenue - taxable equivalent	$ 56,967	$ 54,950	$ 54,169	$ 55,879	$ 54,257	$ 166,086	$ 163,762
Taxable equivalent adjustment	(405)	(377)	(357)	(380)	(370)	(1,139)	(1,103)
Net interest revenue (GAAP)	$ 56,562	$ 54,573	$ 53,812	$ 55,499	$ 53,887	$ 164,947	$ 162,659
Total revenue reconciliation							
Total operating revenue	$ 69,379	$ 66,893	$ 63,845	$ 66,398	$ 65,482	$ 200,117	$ 144,341
Taxable equivalent adjustment	(405)	(377)	(357)	(380)	(370)	(1,139)	(1,103)
Total revenue (GAAP)	$ 68,974	$ 66,516	$ 63,488	$ 66,018	$ 65,112	$ 198,978	$ 143,238
Income before taxes reconciliation							
Income before taxes	$ 28,015	$ 26,361	$ 24,795	$ 24,784	$ 25,385	$ 79,171	$ 11,651
Taxable equivalent adjustment	(405)	(377)	(357)	(380)	(370)	(1,139)	(1,103)
Income before taxes (GAAP)	$ 27,610	$ 25,984	$ 24,438	$ 24,404	$ 25,015	$ 78,032	$ 10,548
Income tax expense (benefit) reconciliation							
Income tax expense (benefit)	$ 10,399	$ 10,004	$ 9,395	$ 8,873	$ 9,885	$ 29,798	$ (245,578)
Taxable equivalent adjustment	(405)	(377)	(357)	(380)	(370)	(1,139)	(1,103)
Income tax expense (benefit) (GAAP)	$ 9,994	$ 9,627	$ 9,038	$ 8,493	$ 9,515	$ 28,659	$ (246,681)
Book value per common share reconciliation							
Tangible book value per common share	$ 12.10	$ 11.91	$ 11.63	$ 11.26	$ 10.95	$ 12.10	$ 10.95
Effect of goodwill and other intangibles	.05	.03	.03	.04	.04	.05	.04
Book value per common share (GAAP)	$ 12.15	$ 11.94	$ 11.66	$ 11.30	$ 10.99	$ 12.15	$ 10.99
Average equity to assets reconciliation							
Tangible common equity to assets	9.83 %	9.58 %	9.22 %	8.99 %	9.02 %	9.55 %	7.04 %
Effect of preferred equity	-	-	.28	2.60	2.74	.09	2.81
Tangible equity to assets	9.83	9.58	9.50	11.59	11.76	9.64	9.85
Effect of goodwill and other intangibles	.02	.03	.02	.03	.04	.02	.06
Equity to assets (GAAP)	9.85 %	9.61 %	9.52 %	11.62 %	11.80 %	9.66 %	9.91 %
Tangible common equity to risk-weighted assets reconciliation							
Tangible common equity to risk-weighted assets	14.10 %	13.92 %	13.63 %	13.18 %	13.34 %	14.10 %	13.34 %
Effect of other comprehensive income	.34	.53	.36	.39	.49	.34	.49
Effect of deferred tax limitation	(3.39)	(3.74)	(3.92)	(4.26)	(4.72)	(3.39)	(4.72)
Effect of trust preferred	1.02	1.04	1.03	1.04	1.09	1.02	1.09
Effect of preferred equity	-	-	-	2.39	4.01	-	4.01
Tier I capital ratio (Regulatory)	12.07 %	11.75 %	11.10 %	12.74 %	14.21 %	12.07 %	14.21 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

(in millions)	2014			2013		Linked Quarter Change	Year over Year Change
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter		
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 1,153	$ 1,163	$ 1,142	$ 1,134	$ 1,129	$ (10)	$ 24
Income producing commercial RE	605	598	624	623	614	7	(9)
Commercial & industrial	650	554	495	472	457	96	193
Commercial construction	181	160	148	149	137	21	44
Total commercial	2,589	2,475	2,409	2,378	2,337	114	252
Residential mortgage	866	861	866	875	888	5	(22)
Home equity lines of credit	459	451	447	441	421	8	38
Residential construction	307	302	318	328	318	5	(11)
Consumer installment	348	321	316	307	303	27	45
Total loans	$ 4,569	$ 4,410	$ 4,356	$ 4,329	$ 4,267	159	302
LOANS BY MARKET							
North Georgia	$ 1,168	$ 1,175	$ 1,205	$ 1,240	$ 1,262	(7)	(94)
Atlanta MSA	1,289	1,305	1,290	1,275	1,246	(16)	43
North Carolina	553	555	563	572	575	(2)	(22)
Coastal Georgia	444	426	425	423	421	18	23
Gainesville MSA	254	257	262	255	253	(3)	1
East Tennessee	281	270	272	280	277	11	4
South Carolina / Corporate	337	206	131	88	47	131	290
Other [2]	243	216	208	196	186	27	57
Total loans	$ 4,569	$ 4,410	$ 4,356	$ 4,329	$ 4,267	159	302
RESIDENTIAL CONSTRUCTION							
Dirt loans							
Acquisition & development	$ 36	$ 34	$ 37	$ 39	$ 40	2	(4)
Land loans	35	36	37	38	35	(1)	-
Lot loans	146	151	159	166	167	(5)	(21)
Total	217	221	233	243	242	(4)	(25)
House loans							
Spec	18	19	19	23	30	(1)	(12)
Sold	72	62	66	62	46	10	26
Total	90	81	85	85	76	9	14
Total residential construction	$ 307	$ 302	$ 318	$ 328	$ 318	5	(11)

[1] Excludes total loans of $2.8 million, $3.1 million, $19.3 million, $20.3 million and $23.3 million as of September 30, 2014, June 30, 2014, March 31, 2014, December 31, 2013 and September 30, 2013, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank. [2] Includes purchased indirect auto loans that are not assigned to a geographic region.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Third Quarter 2014 Non-performing Loans	Foreclosed Properties	Total NPAs	Second Quarter 2014 Non-performing Loans	Foreclosed Properties	Total NPAs	First Quarter 2014 Non-performing Loans	Foreclosed Properties	Total NPAs
NONPERFORMING ASSETS BY CATEGORY									
Owner occupied CRE	$ 2,156	$ 1,024	$ 3,180	$ 2,975	$ 653	$ 3,628	$ 3,868	$ 1,167	$ 5,035
Income producing CRE	1,742	42	1,784	1,032	242	1,274	1,278	1,645	2,923
Commercial & industrial	1,593	-	1,593	1,102	-	1,102	822	-	822
Commercial construction	148	-	148	95	-	95	479	-	479
Total commercial	5,639	1,066	6,705	5,204	895	6,099	6,447	2,812	9,259
Residential mortgage	8,350	1,769	10,119	10,201	1,426	11,627	13,307	2,146	15,453
Home equity lines of credit	720	90	810	510	128	638	1,106	362	1,468
Residential construction	3,543	221	3,764	4,248	520	4,768	3,805	274	4,079
Consumer installment	493	-	493	561	-	561	585	-	585
Total NPAs	$ 18,745	$ 3,146	$ 21,891	$ 20,724	$ 2,969	$ 23,693	$ 25,250	$ 5,594	$ 30,844
Balance as a % of Unpaid Principal	68.6%	54.5%	66.1%	66.5%	50.4%	63.9%	65.8%	53.9%	63.2%
NONPERFORMING ASSETS BY MARKET									
North Georgia	$ 7,392	$ 1,717	$ 9,109	$ 8,216	$ 1,392	$ 9,608	$ 12,166	$ 2,058	$ 14,224
Atlanta MSA	1,724	364	2,088	3,883	510	4,393	2,916	904	3,820
North Carolina	4,919	398	5,317	5,314	615	5,929	6,501	866	7,367
Coastal Georgia	781	160	941	782	80	862	800	1,607	2,407
Gainesville MSA	1,403	85	1,488	921	49	970	1,145	-	1,145
East Tennessee	1,227	245	1,472	1,218	323	1,541	1,428	159	1,587
South Carolina / Corporate	945	177	1,122	-	-	-	-	-	-
Other [3]	354	-	354	390	-	390	294	-	294
Total NPAs	$ 18,745	$ 3,146	$ 21,891	$ 20,724	$ 2,969	$ 23,693	$ 25,250	$ 5,594	$ 30,844
NONPERFORMING ASSETS ACTIVITY									
Beginning Balance	$ 20,724	$ 2,969	$ 23,693	$ 25,250	$ 5,594	$ 30,844	$ 26,819	$ 4,221	$ 31,040
Loans placed on non-accrual	7,665	-	7,665	9,529	-	9,529	9,303	-	9,303
Payments received	(3,129)	-	(3,129)	(4,027)	-	(4,027)	(1,666)	-	(1,666)
Loan charge-offs	(4,353)	-	(4,353)	(8,341)	-	(8,341)	(4,839)	-	(4,839)
Foreclosures	(2,162)	2,162	-	(1,687)	1,687	-	(4,367)	4,367	-
Capitalized costs	-	209	209	-	-	-	-	-	-
Property sales	-	(2,350)	(2,350)	-	(4,430)	(4,430)	-	(3,238)	(3,238)
Write downs	-	(108)	(108)	-	(305)	(305)	-	(277)	(277)
Net gains (losses) on sales	-	264	264	-	423	423	-	521	521
Ending Balance	$ 18,745	$ 3,146	$ 21,891	$ 20,724	$ 2,969	$ 23,693	$ 25,250	$ 5,594	$ 30,844

(in thousands)	Third Quarter 2014 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Second Quarter 2014 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	First Quarter 2014 Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Owner occupied CRE	$ 746	.26 %	$ (1,836)	(.64) %	$ 278	.10 %
Income producing CRE	104	.07	435	.29	205	.13
Commercial & industrial	(341)	(.23)	662	.52	421	.35
Commercial construction	103	.24	131	.34	-	-
Total commercial	612	.10	(608)	(.10)	904	.15
Residential mortgage	1,116	.52	2,509	1.17	1,515	.71
Home equity lines of credit	356	.31	466	.42	993	.90
Residential construction	712	.94	1,671	2.13	212	.27
Consumer installment	359	.43	137	.18	415	.54
Total	$ 3,155	.28	$ 4,175	.38	$ 4,039	.38
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 1,861	.63 %	$ (741)	(.25) %	$ 1,272	.42 %
Atlanta MSA	(250)	(.08)	1,481	.46	1,232	.39
North Carolina	656	.47	2,161	1.55	577	.41
Coastal Georgia	228	.21	116	.11	512	.49
Gainesville MSA	259	.40	797	1.23	141	.22
East Tennessee	230	.33	288	.42	239	.35
South Carolina / Corporate	5	.01	-	-	-	-
Other [3]	166	.31	73	.14	66	.14
Total	$ 3,155	.28	$ 4,175	.38	$ 4,039	.38

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

[3] Includes purchased indirect auto loans that are not assigned to a geographic region.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2014	**2013**	**2014**	**2013**
Interest revenue:				
Loans, including fees	$ 49,653	$ 50,162	$ 145,602	$ 151,827
Investment securities, including tax exempt of $177, $202, $558 and $624	12,346	9,887	36,118	29,905
Deposits in banks and short-term investments	934	1,007	2,757	2,793
Total interest revenue	62,933	61,056	184,477	184,525
Interest expense:				
Deposits:				
NOW	365	413	1,216	1,286
Money market	872	545	2,192	1,641
Savings	20	37	61	109
Time	1,721	2,630	5,510	8,871
Total deposit interest expense	2,978	3,625	8,979	11,907
Short-term borrowings	316	525	2,064	1,563
Federal Home Loan Bank advances	435	16	573	65
Long-term debt	2,642	3,003	7,914	8,331
Total interest expense	6,371	7,169	19,530	21,866
Net interest revenue	56,562	53,887	164,947	162,659
Provision for credit losses	2,000	3,000	6,700	62,500
Net interest revenue after provision for credit losses	54,562	50,887	158,247	100,159
Fee revenue:				
Service charges and fees	8,202	8,456	24,627	23,831
Mortgage loan and other related fees	2,178	2,554	5,409	8,212
Brokerage fees	1,209	1,274	3,631	3,104
Securities gains, net	11	-	4,663	116
Loss from prepayment of debt	-	-	(4,446)	-
Other	2,812	1,941	6,847	7,816
Total fee revenue	14,412	14,225	40,731	43,079
Total revenue	68,974	65,112	198,978	143,238
Operating expenses:				
Salaries and employee benefits	25,666	23,090	74,349	71,416
Communications and equipment	3,094	3,305	9,370	9,819
Occupancy	3,425	3,379	10,065	10,195
Advertising and public relations	894	962	2,659	2,937
Postage, printing and supplies	876	644	2,456	2,401
Professional fees	2,274	2,650	5,873	7,515
Foreclosed property	285	194	503	7,678
FDIC assessments and other regulatory charges	1,131	2,405	3,909	7,415
Amortization of intangibles	313	427	1,061	1,623
Other	3,406	3,041	10,701	11,691
Total operating expenses	41,364	40,097	120,946	132,690
Net income before income taxes	27,610	25,015	78,032	10,548
Income tax expense (benefit)	9,994	9,515	28,659	(246,681)
Net income	17,616	15,500	49,373	257,229
Preferred stock dividends and discount accretion	-	3,059	439	9,166
Net income available to common shareholders	$ 17,616	$ 12,441	$ 48,934	$ 248,063
Earnings per common share:				
Basic	$ .29	$ .21	$ .81	$ 4.24
Diluted	.29	.21	.81	4.24
Weighted average common shares outstanding:				
Basic	60,776	59,100	60,511	58,443
Diluted	60,779	59,202	60,513	58,444

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet *(Unaudited)*

(in thousands, except share and per share data)	September 30, 2014	December 31, 2013	September 30, 2013
ASSETS			
Cash and due from banks	$ 75,268	$ 71,230	$ 70,986
Interest-bearing deposits in banks	117,399	119,669	131,147
Short-term investments	23,397	37,999	62,000
Cash and cash equivalents	216,064	228,898	264,133
Securities available for sale	1,789,667	1,832,217	1,963,424
Securities held to maturity (fair value $440,311, $485,585 and $214,651)	432,418	479,742	205,613
Mortgage loans held for sale	20,004	10,319	11,987
Loans, net of unearned income	4,568,886	4,329,266	4,267,067
Less allowance for loan losses	(71,928)	(76,762)	(80,372)
Loans, net	4,496,958	4,252,504	4,186,695
Assets covered by loss sharing agreements with the FDIC	3,253	22,882	31,207
Premises and equipment, net	160,454	163,589	165,993
Bank owned life insurance	81,101	80,670	80,537
Accrued interest receivable	19,908	19,598	18,199
Goodwill and other intangible assets	3,910	3,480	3,888
Foreclosed property	3,146	4,221	4,467
Net deferred tax asset	224,734	258,518	269,784
Derivative financial instruments	22,221	23,833	8,092
Other assets	52,051	44,948	29,274
Total assets	$ 7,525,889	$ 7,425,419	$ 7,243,293
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 1,561,020	$ 1,388,512	$ 1,418,782
NOW	1,399,449	1,427,939	1,279,134
Money market	1,281,526	1,227,575	1,197,495
Savings	287,797	251,125	249,044
Time:			
Less than $100,000	774,201	892,961	925,089
Greater than $100,000	531,428	588,689	624,019
Brokered	405,308	424,704	419,344
Total deposits	6,240,729	6,201,505	6,112,907
Short-term borrowings	6,001	53,241	53,769
Federal Home Loan Bank advances	330,125	120,125	125
Long-term debt	129,865	129,865	129,865
Derivative financial instruments	36,171	46,232	37,269
Unsettled securities purchases	-	29,562	11,610
Accrued expenses and other liabilities	46,573	49,174	45,531
Total liabilities	6,789,464	6,629,704	6,391,076
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 0, 0 and 21,700 shares issued and outstanding	-	-	217
Series B; $1,000 stated value; 0, 105,000 and 180,000 shares issued and outstanding	-	105,000	179,714
Series D; $1,000 stated value; 0, 16,613 and 16,613 shares issued and outstanding	-	16,613	16,613
Common stock, $1 par value; 100,000,000 shares authorized;			
50,167,191, 46,243,345 and 45,222,839 shares issued and outstanding	50,167	46,243	45,223
Common stock, non-voting, $1 par value; 26,000,000 shares authorized;			
10,080,787, 13,188,206 and 14,189,006 shares issued and outstanding	10,081	13,188	14,189
Common stock issuable; 354,961, 241,832 and 242,262 shares	5,116	3,930	3,979
Capital surplus	1,091,555	1,078,676	1,077,536
Accumulated deficit	(402,773)	(448,091)	(461,090)
Accumulated other comprehensive loss	(17,721)	(19,844)	(24,164)
Total shareholders' equity	736,425	795,715	852,217
Total liabilities and shareholders' equity	$ 7,525,889	$ 7,425,419	$ 7,243,293

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended September 30,

(dollars in thousands, taxable equivalent)	2014 Average Balance	2014 Interest	2014 Avg. Rate	2013 Average Balance	2013 Interest	2013 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$ 4,445,947	$ 49,853	4.45 %	$ 4,249,892	$ 50,265	4.69 %
Taxable securities [3]	2,212,116	12,169	2.20	2,157,448	9,685	1.80
Tax-exempt securities [1][3]	18,794	290	6.17	20,913	331	6.32
Federal funds sold and other interest-earning assets	143,169	1,026	2.87	186,544	1,145	2.46
Total interest-earning assets	6,820,026	63,338	3.69	6,614,797	61,426	3.69
Non-interest-earning assets:						
Allowance for loan losses	(74,146)			(83,408)		
Cash and due from banks	71,224			63,890		
Premises and equipment	161,315			166,906		
Other assets [3]	395,184			407,912		
Total assets	$ 7,373,603			$ 7,170,097		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,331,806	365	.11	$ 1,222,334	413	.13
Money market	1,387,042	872	.25	1,328,661	545	.16
Savings	282,746	20	.03	248,937	37	.06
Time less than $100,000	791,289	876	.44	952,320	1,369	.57
Time greater than $100,000	542,216	827	.61	644,264	1,229	.76
Brokered time deposits	278,330	18	.03	233,842	32	.05
Total interest-bearing deposits	4,613,429	2,978	.26	4,630,358	3,625	.31
Federal funds purchased and other borrowings	53,713	316	2.33	67,292	525	3.10
Federal Home Loan Bank advances	227,190	435	.76	32,082	16	.20
Long-term debt	129,865	2,642	8.07	144,601	3,003	8.24
Total borrowed funds	410,768	3,393	3.28	243,975	3,544	5.76
Total interest-bearing liabilities	5,024,197	6,371	.50	4,874,333	7,169	.58
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,530,011			1,356,792		
Other liabilities	92,986			93,247		
Total liabilities	6,647,194			6,324,372		
Shareholders' equity	726,409			845,725		
Total liabilities and shareholders' equity	$ 7,373,603			$ 7,170,097		
Net interest revenue		$ 56,967			$ 54,257	
Net interest-rate spread			3.19 %			3.11 %
Net interest margin [4]			3.32 %			3.26 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $7.42 million in 2014 and pretax unrealized losses of $10.6 million in 2013 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Nine Months Ended September 30,

	2014			2013		
(dollars in thousands, taxable equivalent)	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$ 4,392,895	$ 146,156	4.45 %	$ 4,233,531	$ 152,073	4.80 %
Taxable securities [3]	2,272,639	35,560	2.09	2,138,725	29,281	1.83
Tax-exempt securities [1][3]	19,515	914	6.24	21,411	1,022	6.36
Federal funds sold and other interest-earning assets	150,782	2,986	2.64	196,445	3,252	2.21
Total interest-earning assets	6,835,831	185,616	3.63	6,590,112	185,628	3.76
Non-interest-earning assets:						
Allowance for loan losses	(76,148)			(100,154)		
Cash and due from banks	65,744			63,879		
Premises and equipment	161,843			168,144		
Other assets [3]	404,654			252,275		
Total assets	$ 7,391,924			$ 6,974,256		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,367,713	1,216	.12	$ 1,256,684	1,286	.14
Money market	1,375,064	2,192	.21	1,297,792	1,641	.17
Savings	272,696	61	.03	242,807	109	.06
Time less than $100,000	828,694	2,822	.46	997,193	4,686	.63
Time greater than $100,000	561,167	2,610	.62	670,821	4,086	.81
Brokered time deposits	300,374	78	.03	201,599	99	.07
Total interest-bearing deposits	4,705,708	8,979	.26	4,666,896	11,907	.34
Federal funds purchased and other borrowings	91,320	2,064	3.02	70,512	1,563	2.96
Federal Home Loan Bank advances	169,392	573	.45	41,352	65	.21
Long-term debt	129,865	7,914	8.15	131,491	8,331	8.47
Total borrowed funds	390,577	10,551	3.61	243,355	9,959	5.47
Total interest-bearing liabilities	5,096,285	19,530	.51	4,910,251	21,866	.60
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,469,967			1,305,133		
Other liabilities	111,522			68,312		
Total liabilities	6,677,774			6,283,696		
Shareholders' equity	714,150			690,560		
Total liabilities and shareholders' equity	$ 7,391,924			$ 6,974,256		
Net interest revenue		$ 166,086			$ 163,762	
Net interest-rate spread			3.12 %			3.16 %
Net interest margin [4]			3.25 %			3.32 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $1.59 million in 2014 and pretax unrealized gains of $7.96 million in 2013 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.